

SI 16013949 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 68791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keiser Analytics LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 Fulton Street, Suite 512
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Neely (978) 270-5055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Keiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keiser Analytics LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



JAMES R GOMES
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01GO6232679
MY COMMISSION EXPIRES 02/26/2018

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Report of Independent Registered Public Accounting Firm on Exemption Report
- ☑ (o) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Keiser Analytics, LLC
139 Fulton Street
New York, NY 10038

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Keiser Analytics, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Keiser Analytics, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keiser Analytics, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Keiser Analytics, LLC financial statements. Supplemental Information is the responsibility of Keiser Analytics, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

KEISER ANALYTICS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2015

Contents

KEISER ANALYTICS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	23,730
Prepaid expense		2,681
Furniture and equipment *(net of accumulated depreciation of $3,867)*		133
Total assets	**$**	**26,544**

Liabilities and Member Capital		
Liabilities		
Accounts and accrued expenses payable	$	1,115
Total liabilities		**1,115**
Member's capital		
Member capital		25,429
Total member's capital		**25,429**
Total liabilities and member capital	**$**	**26,544**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2015

Revenue	
Data revenue	$ 17,500
Research revenue	$ 4,209
Total revenue	**21,709**
Expenses	
Professional fees	13,100
Rent	13,065
Technology and communication	3,532
Research	3,600
Regulatory fees	1,938
Office	1,038
Depreciation	800
Travel and meals	671
Insurance	425
Dues and Subscriptions	449
Other	380
Total expenses	**38,998**
Net Income	**$ (17,289)**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2015

Member capital, beginning	$	22,718
Capital contributions		20,000
Capital distribution		
Net Income		(17,289)
Member capital, December 31, 2015	**$**	**25,429**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2015

Cash flows from operating activities		
Net Income	$	(17,289)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation		800
Changes in operating assets and liabilities		
Decrease in accounts receivable		-
Decrease in prepaid expenses		1,925
Increase in accounts payable and accrued expenses		980
Net cash used in operating activities		**(13,584)**
Cash flows from investing activities		
Security Deposit		(314)
Net cash provided by investing activities		**(314)**
Cash flows from financing activities		
Member contributions		20,000
Capital distribution to member		
Net cash provided by financing activities		**20,000**
Increase in cash		**6102**
Cash, beginning of period		17,628
Cash, end of year	**$**	**23,730**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Keiser Analytics, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Keiser Analytics, LLC ('the Company') is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(i), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Recently Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Basis of Accounting

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three month or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates marked value.

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Revenue Recognition

The Company typically enters into contracts with the clients calling for periodic retainer fees to be paid during the term of the arrangement. In some circumstances a success fee is to be paid out once the consulting agreement (the 'transaction') is successfully completed. This success fee is

typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fee in the period earned, with separate revenue recognition once each transaction is finalized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ('ASC') 825, "Financial Instruments", requires the Company to disclosure estimated fair value for its financial instruments, Fair values estimates, methods, and assumptions are set forth below for the Company's financial instruments, The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, this no federal or state income tax expense had been recorded on the financial statements. Taxable income of the Company passed through to its member and reported on their individual

typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fee in the period earned, with separate revenue recognition once each transaction is finalized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ('ASC') 825, "Financial Instruments", requires the Company to disclosure estimated fair value for its financial instruments, Fair values estimates, methods, and assumptions are set forth below for the Company's financial instruments, The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, this no federal or state income tax expense had been recorded on the financial statements. Taxable income of the Company passed through to its member and reported on their individual

KEISER ANALYTICS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE H – PROPERTY AND EQUIPMENT

Property and equipment, net, consists on the following:

Office Equipment	$ 4,000.00
Accumulated Depreciation	(3,867.00)
Property and Equipment, Net	$ 133.00

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Keiser Analytics, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$	25,429.00
Nonallowable assets:			
Other Assets	2,681.00		
Fixed Assets	133.00		
Accounts receivable – other	0.00		(2,814.00)
Other Charges	0.00		
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	22,615.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	74.37
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	17,615.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	1,115.00
Percentage of aggregate indebtedness to net capital		4.93%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	22,615.00
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		22,615.00
Reconciled Difference	$	(0.00)

Keiser Analytics, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Keiser Analytics, LLC
139 Fulton Street
Suite 512
New York, NY 10038

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Keiser Analytical, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Keiser Analytical, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Keiser Analytical, LLC., stated that Keiser Analytical, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Keiser Analytical, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Keiser Analytical, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Keiser Analytics LLC
139 Fulton St., Suite 512
New York, NY 10038

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Keiser Analytics, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. Keiser Analytics, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Keiser Analytics, LLC's past business has been of similar nature and has complied to this exemption since its inception, (date).

Richard G. Keiser, the president of Keiser Analytics, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Richard G. Keiser has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Keiser Analytics, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (917) 328-3135.

Very truly yours,



Keiser Analytics, LLC .
Richard G. Keiser
President